UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SUCCESSFUL OFFERING OF BANCOLOMBIA’S ORDINARY NOTES
Medellín, Colombia, September 26, 2007
•	The first issuance and offering of Bancolombia’s Ordinary Notes was for an aggregate principal amount of Ps 400 billion.

•	The lead coordinator and lead book-running manager for the transaction was Banca de Inversión Bancolombia S.A. Corporación Financiera. Valores Bancolombia S.A. also participated in the transaction as book-running manager. In addition, the treasury of Bancolombia S.A. acted directly as book-running manager of part of the offering.
Bancolombia S.A. (Bancolombia) successfully completed the issuance of Ordinary Notes for an aggregate principal amount of Ps 400 billion, which is the first of multiple and successive issuances of global Ordinary Notes which are limited to an aggregate principal amount of one trillion five hundred billion pesos (Ps 1,500,000,000,000). The subscription for today’s offering was for Ps 747.3 billion, equivalent to 1.87 times the size of the offering.
The Ordinary Notes are issued in registered form (a la orden) and negotiable in the secondary market and have the following terms:

AGGREGATE
PRINCIPAL AMOUNT	MATURITY
Ps	(MONTHS)	COUPON RATE
139,848,000,000	18	DTF + 1.99% T.A.
91,000,000,000	24	DTF + 2.20% T.A.
107,400,000,000	60	DTF + 2.68% T.A.
61,752,000,000	60	IPC + 6.10% E.A.
All of the proceeds from the offering will be used for general corporate purposes of Bancolombia, including all the business and operational transactions available to banking institutions in accordance with the terms and requirements established by applicable law.
The Ordinary Notes were rated AAA by Duff & Phelps of Colombia.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 26, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance